May 22, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

DigitalGlobe, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 26, 2013

Form 10-Q for the Period Ended March 31, 2013

Filed May 7, 2013

Form 8-K/A dated January 31, 2013

Filed April 16, 2013

File No. 1-34299

Dear Mr. Spirgel:

We are providing this letter in response to the comments raised with respect to DigitalGlobe, Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2012 and filed on February 26, 2013, Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and filed on May 7, 2013, and Current Report on Form 8-K/A filed on April 16, 2013 (the “Form 8-K/A”) in the letter dated May 13, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Mr. Yancey L. Spruill, Executive Vice President and Chief Financial Officer of the Company. Set forth below are the Company’s responses to the Staff’s comments.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response. The page numbers in the italicized headings below refer to pages in Exhibit 99.2 to the Form 8-K/A.

Larry Spirgel

May 22, 2013

Form 8-K/A

Exhibit 99.2 – Unaudited Pro Forma Condensed Combined Financial Information

1.	Refer to Note (d) on page 10. We note that you used a replacement cost approach to estimate preliminary fair value. Disclose the reasons for using a replacement cost approach instead of a market approach in your determination of fair value, including how the recent events related to the NGA contract termination may impact the current value and future use of this satellite. Also, describe how a replacement cost approach would integrate potential obsolescence and uncertainty in timing and amount regarding the future cash flows from this asset and how these issues may impact your impairment analysis in future periods. Please also expand the disclosure in Note 4 – Business Acquisition on page 10 of the Form 10-Q for the period ended March 31, 2013 accordingly.

Response:

As the Staff noted, the Company used a replacement cost approach as the primary approach to value the satellites acquired in the business combination as it believes this approach provides the best indicator of fair value. To value the satellites under a replacement cost approach, the Company first estimated the current cost of a similar satellite having the nearest equivalent utility to the subject satellite being valued. The Company then adjusted for physical depreciation and any functional obsolescence or economic obsolescence. Both the GeoEye-1 and IKONOS satellites were impacted by functional obsolescence and the replacement cost approach was adjusted accordingly. The GeoEye-2 satellite is currently under construction and was not impacted by a functional obsolescence adjustment. The Company utilized an income approach to quantify any economic obsolescence that was present in the satellites. As a result, an economic obsolescence adjustment was made for the IKONOS satellite, as there were insufficient cash flows to support the value established through the replacement cost approach. No economic obsolescence adjustments were made to either GeoEye-1 or GeoEye-2, as we determined there are sufficient expected cash flows to support the values established through the replacement cost approach.

The Company did not consider a market approach to be a reliable approach in determining the fair value of satellites for the following reasons:

•	Each satellite (GeoEye-1, GeoEye-2 and IKONOS) has unique characteristics that differentiate it from other satellites for which market information may be available;
•

There are very few publicly available comparable satellite transactions in the market, most of which occurred during distressed situations, such as bankruptcy, or were acquired as part of business combinations;

•	There is no active market for satellites; and

Larry Spirgel

May 22, 2013

•	Each comparable transaction in the public domain has unique characteristics and many of these transactions occurred when the industry and economic conditions were different.

At the time of the transaction, the Company anticipated that GeoEye would incur a partial or complete loss of its contract with the National Geospatial-Intelligence Agency (“NGA”). Accordingly, the projected cash flows used in the Company’s economic obsolescence analysis excluded any income from GeoEye’s NGA contract.

In future periods, the Company could be impacted by any future loss of NGA revenue (related to DigitalGlobe’s NGA contract) or loss of any other significant customer. If the Company lost a significant customer, it would potentially trigger an impairment assessment and the Company would evaluate whether or not an impairment exists under FASB Accounting Standards Codification (“ASC”) 360-10. In addition, the Company advises the Staff that in Note 2 – Summary of Significant Accounting Policies of its Form 10-Q for the period ended March 31, 2013 under the section Goodwill, Intangibles and Other Long-Lived Assets, the Company states its policy for recognizing impairments, which includes comparing assets carrying amounts to the projected cash flows the assets are expected to generate.

The Company respectfully submits that in its Form 10-Q for the period ended March 31, 2013, the disclosure in Note 4 – Business Acquisitions, summarizes key matters management used to arrive at its preliminary estimates of acquisition date fair values. It summarized the assets valued and the valuation approaches utilized. In future filings, the Company proposes to expand its disclosure in its Business Acquisitions footnote to include the following statement: “Under the replacement cost approach, the Company estimated the cost of a similar satellite having the nearest equivalent utility to the satellite being valued. The Company then adjusted this value, as necessary, for physical depreciation, functional obsolescence or economic obsolescence.”

2.	Refer to Note (g) on page 12. Please expand the disclosure to explain the reason for allocating 33% of DigitalGlobe’s debt discount and debt issuance costs as a debt modification and the remainder expensed as a loss on extinguishment. Please also expand the disclosure in Note 8 – Debt on page 13 of the Form 10-Q for the period ended March 31, 2013 accordingly.

Response:

The Company’s accounting for the debt discount and debt issuance costs related to the refinanced DigitalGlobe debt was based on an assessment of whether the terms of any existing debt held by lenders that were common to both the old and new DigitalGlobe debt were “substantially different” than the new debt, in accordance with ASC 470-50. Based on a lender-by-lender analysis, the Company determined that 33% of the principal balance of the old debt was held by lenders in the new debt at terms that were not substantially different. Accordingly, this proportion of the debt refinancing was

Larry Spirgel

May 22, 2013

accounted for as a debt modification and the same proportion of the original debt discount and debt issuance costs was included as debt discounts and debt issuance costs of the new debt. The remaining 67% of the principal balance of the old debt was accounted for as an extinguishment. Accordingly, 67% of the original debt discount and debt issuance costs were expensed as a loss on debt extinguishment.

In its June 30, 2013 Form 10-Q and future filings the Company proposes to expand these disclosures as follows: “DigitalGlobe’s entrance into the 2013 Credit Facility, issuance of the Senior Notes and payoff of DigitalGlobe’s pre-combination outstanding debt were assessed in accordance with ASC 470-50, Debt – Modifications and Extinguishments. As a result of the repayment and retirement of the 2011 Credit Facility, the Company performed an analysis of the holders of the Company’s debt before and after the transaction. The Company determined that 33% of the Company’s outstanding debt before the transaction was held by common debt holders after the transaction and that the terms of the new debt were not substantially different from the terms of the old debt. Accordingly, this portion of the debt was accounted for as a modification of debt and as a result, the Company allocated $7.5 million of the net unamortized debt discount and deferred financing costs to the 2013 Credit Facility and Senior Notes, which will be amortized as interest expense over the respective terms of the debt.”

3.	Refer to Note (j) on page 13. We note that acquired satellites currently in service are to be depreciated over an assumed useful life of five years. We also note on page 54 of the DigitalGlobe Form 10-K that the accounting policy for DigitalGlobe is to use a straight-line approach as well. Since temporary idled facilities should continue to be deprecated except when usage methods of depreciation are employed pursuant to ASC 360-10, it appears that you should also depreciate the GeoEye-2 satellite since you intend to place the GeoEye-2 satellite into storage. Please revise pro forma depreciation accordingly or advise. Please also expand the disclosure in Note 5 – Property and Equipment on page 11 of the Form 10-Q for the period ended March 31, 2013 accordingly.

Response:

The GeoEye-2 satellite is currently under construction. As such, for purposes of the pro forma financial statements and during the first quarter of 2013, the satellite was included in construction in progress. Accordingly, as construction of the asset has not yet been completed it is not subject to depreciation. For this reason, the Company determined that it would not be appropriate to revise pro forma depreciation expense in its Form 8-K/A or to adjust depreciation expense in its Form 10-Q for the period ended March 31, 2013.

* * * * *

Larry Spirgel

May 22, 2013

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (303) 684-1221 with any questions or comments regarding this letter.

Very truly yours,

/s/ Daniel L. Jablonsky

Daniel L. Jablonsky

Senior Vice President, General Counsel, and Secretary

CC:	Yancey L. Spruill, Executive Vice President, Chief Financial Officer and Treasurer
Susan M. Fox, Vice President and Chief Accounting Officer